                                 UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION

                            Washington, D.C.  20549


                                  Schedule 13D

                 Under the Securities and Exchange Act of 1934

                              (Amendment No. __)*



                           Avery Communications, Inc.
                                (Name of Issuer)

                          Common Stock, $.01 par value
                         (Title of Class of Securities)

                                  053605 10 1
                                 (CUSIP Number)

          Patrick J. Haynes, III, 190 South LaSalle Street, Suite 1710
                     Chicago, Illinois 60603 (312) 419-0077
          (Name, Address and Telephone Number of Person Authorized to
                      Receive Notices and Communications)

                                 August 1, 2000
          (Date of Event Which Requires the Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of (S)(S)240.13d-l(e), 240.13d-l(f) or 240.13d-l(g), check the following box. [X]

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                       1
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                                 SCHEDULE 13D
CUSIP NO. 053605 10 1
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------------------------------------------------------------------------------
      NAMES OF REPORTING PERSONS
 1    I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (entities only).

      Thurston Group, Inc. 36-2807091
------------------------------------------------------------------------------
      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)
 2    (a) [_]
      (b) [_]
------------------------------------------------------------------------------
      SEC USE ONLY
 3

------------------------------------------------------------------------------
      SOURCE OF FUNDS (See Instructions)
 4
      00
------------------------------------------------------------------------------
      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
      TO ITEMS 2(d) or 2(e) [_]
 5
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      CITIZENSHIP OR PLACE OF ORGANIZATION
 6
      Delaware
------------------------------------------------------------------------------
                          SOLE VOTING POWER
                     7
     NUMBER OF
                          1,085,917
      SHARES       -----------------------------------------------------------
                          SHARED VOTING POWER
   BENEFICIALLY      8

     OWNED BY             7,126,894
                   -----------------------------------------------------------
       EACH               SOLE DISPOSITIVE POWER
                     9
    REPORTING
                          1,085,917
      PERSON       -----------------------------------------------------------
                          SHARED DISPOSITIVE POWER
       WITH          10
                          0
------------------------------------------------------------------------------
      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
11

      8,212,811
------------------------------------------------------------------------------
      CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
12
      (See Instructions)
------------------------------------------------------------------------------
      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
13
      48.9%
------------------------------------------------------------------------------
      TYPE OF REPORTING PERSON (See Instructions)
14
      CO
------------------------------------------------------------------------------
------------------------------------------------------------------------------
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                                       2

                                 SCHEDULE 13D
CUSIP NO. 053605 10 1
------------------------------------------------------------------------------

------------------------------------------------------------------------------
      NAMES OF REPORTING PERSONS
 1    I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (entities only).

      Waveland, LLC   36-4068458
------------------------------------------------------------------------------
      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)
 2    (a) [_]
      (b) [_]
------------------------------------------------------------------------------
      SEC USE ONLY
 3

------------------------------------------------------------------------------
      SOURCE OF FUNDS (See Instructions)
 4
      WC
------------------------------------------------------------------------------
      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
      TO ITEMS 2(d) or 2(e) [_]
 5
------------------------------------------------------------------------------
      CITIZENSHIP OR PLACE OF ORGANIZATION
 6
      Delaware
------------------------------------------------------------------------------
                          SOLE VOTING POWER
                     7
     NUMBER OF
                          566,286
      SHARES       -----------------------------------------------------------
                          SHARED VOTING POWER
   BENEFICIALLY      8

     OWNED BY             0
                   -----------------------------------------------------------
       EACH               SOLE DISPOSITIVE POWER
                     9
    REPORTING
                          566,286
      PERSON       -----------------------------------------------------------
                          SHARED DISPOSITIVE POWER
       WITH          10
                          0
------------------------------------------------------------------------------
      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
11

      566,286
------------------------------------------------------------------------------
      CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
12
      (See Instructions)
------------------------------------------------------------------------------
      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
13
      6.1%
------------------------------------------------------------------------------
      TYPE OF REPORTING PERSON (See Instructions)
14
      00
------------------------------------------------------------------------------

------------------------------------------------------------------------------

------------------------------------------------------------------------------

------------------------------------------------------------------------------

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                                       3

                                 SCHEDULE 13D
CUSIP NO. 053605 10 1
------------------------------------------------------------------------------

------------------------------------------------------------------------------
      NAMES OF REPORTING PERSONS
 1    I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (entities only).

      Patrick J. Haynes, III
------------------------------------------------------------------------------
      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)
 2    (a) [_]
      (b) [_]
------------------------------------------------------------------------------
      SEC USE ONLY
 3

------------------------------------------------------------------------------
      SOURCE OF FUNDS (See Instructions)
 4
      00
------------------------------------------------------------------------------
      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
      TO ITEMS 2(d) or 2(e) [_]
 5
------------------------------------------------------------------------------
      CITIZENSHIP OR PLACE OF ORGANIZATION
 6
      United States
------------------------------------------------------------------------------
                          SOLE VOTING POWER
                     7
     NUMBER OF
                          0
      SHARES       -----------------------------------------------------------
                          SHARED VOTING POWER
   BENEFICIALLY      8

     OWNED BY             9,615,771
                   -----------------------------------------------------------
       EACH               SOLE DISPOSITIVE POWER
                     9
    REPORTING
                          0
      PERSON       -----------------------------------------------------------
                          SHARED DISPOSITIVE POWER
       WITH          10
                          1,652,203
------------------------------------------------------------------------------
      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
11

      9,615,771
------------------------------------------------------------------------------
      CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
12
      (See Instructions)
------------------------------------------------------------------------------
      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
13
      55.8%
------------------------------------------------------------------------------
      TYPE OF REPORTING PERSON (See Instructions)
14
      IN
------------------------------------------------------------------------------

------------------------------------------------------------------------------

------------------------------------------------------------------------------

------------------------------------------------------------------------------

------------------------------------------------------------------------------

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                                       4
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CUSIP No. 053605 10 1
--------------------------------------------------------------------------------

Item 1.   Security and Issuer

     The class of equity securities to which this Statement relates is the Common Stock, $0.01 par value (the "Common Stock"), of Avery Communications, Inc., a Delaware corporation (the "Issuer"). The principal executive offices of the Issuer are located at 190 South LaSalle Street, Suite 1710, Chicago, Illinois 60603.

Item 2.   Identity and Background

     This Statement is being filed as a joint filing pursuant to Rule 13d-l(k)(1) by Thurston Group, Inc., a Delaware corporation ("Thurston Group"), Waveland, LLC, a Delaware limited liability company ("Waveland"), and Patrick J. Haynes, III ("Haynes III"). The address of the principal office of the Thurston Group is 190 South LaSalle Street, Suite 1710, Chicago, Illinois 60603. The principal business of the Thurston Group is private merchant banking. The principal business of Waveland is private merchant banking. The address of the principal office of Waveland is 190 South LaSalle Street, Suite 1710, Chicago, Illinois 60603. The business address of Haynes III is 190 South LaSalle Street, Suite 1710, Chicago, Illinois 60603. The principal occupation of Haynes III is Senior Managing Director of the Thurston Group. Haynes III is a citizen of the United States. Haynes III controls Thurston Group and Waveland. Neither Haynes III, Waveland nor the Thurston Group have been convicted, during the last five years, in a criminal proceeding nor have any of them been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such a proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, Federal or State securities laws or finding any violation with respect to such laws.

Item 3.   Source and Amount of Funds or Other Consideration

     On July 31, 2000, pursuant to the terms of the Primal Solutions, Inc. Preliminary Distribution Agreement (the "Distribution Agreement") entered into by and among the Issuer, Primal Solutions, Inc., a Delaware corporation ("Primal"), John Faltys ("Faltys"), Joseph R. Simrell ("Simrell"), David Haynes ("Haynes"), Mark J. Nielsen ("Nielsen"), Arun Anand ("Anand"), Murari Choplappadi ("Choplappadi"), Sanjay Gupta ("Gupta", collectively, with Faltys, Simrell, Haynes, Nielsen, Anand and Choplappadi, the "Old Primal Stockholders"), Thurston Group, Haynes III and Scot M. McCormick, Thurston Group received a proxy from the Old Primal Stockholders to vote all of their shares of Series G Preferred Stock of the Issuer (which currently totals 7,126,894 shares), which vote together as one class with the Common Stock and which are convertible at any time, initially on a one to one basis, into shares of Common Stock of the Issuer.

Item 4.   Purpose of Transaction

     The acquisition of the proxies from the Old Primal Stockholders is part of a larger transaction contemplated in the Distribution Agreement. Pursuant to the Distribution Agreement, the equity securities of Primal will be spun-off to
the Issuer's shareholders.   Primal merged into a wholly owned subsidiary of the
Issuer on September 30, 1999 (the "1999 Merger"). The Distribution Agreement calls for the Old Primal Stockholders to give irrevocable proxies to vote all of their shares of Series G Preferred Stock to the Thurston Group and for the Thurston Group, Haynes III and Waveland to give to the Old Primal Stockholders irrevocable proxies to vote all the shares of Primal Common Stock they will receive and/or control after the spin-off. This exchange of proxies is meant to separate the control of the Issuer and Primal and return, as closely as possible, to the situation that existed before the 1999 Merger.

Item 5.   Interest in Securities of the Issuer

     Thurston Group beneficially owns a total of 8,212,811 shares of the Issuer's shares of Common Stock. Thurston Group has the sole power to dispose of 1,085,917 shares of the issued and outstanding Common Stock of the Issuer. Thurston Group has the sole power to vote 1,085,917 shares of the issued and outstanding Common Stock of the Issuer and shared power to vote 7,126,894 shares of the Issuer's issued and outstanding Series G Preferred Stock. The Old Primal Stockholders have the right to receive dividends and proceeds from the sale of the Series G Preferred Stock.

     Haynes III has the shared power to vote 9,615,771 shares of the Common Stock and Series G Preferred Stock of the Issuer and the shared power to dispose of 1,652,203 shares of the Common Stock of the Issuer.

                                       5
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CUSIP No. 053605 10 1
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     Waveland has the sole power to vote and dispose of 566,286 shares of the
Common Stock of the Issuer.

Item 6. Contract, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

     Haynes III has effective control, through ownership, over the Thurston Group and Waveland and thus indirectly can direct the voting of their shares of the Common Stock of the Issuer. The Thurston Group has an irrevocable proxy to vote the shares of the Series G Preferred Stock of the Issuer held by the Old Primal Stockholders which are convertible at any time into shares of the Issuer's Common Stock. In the event that a Distribution Failure Event occurs or the Distribution, as both are defined in the Distribution Agreement, does not occur, the proxy from the Old Primal Stockholders to the Thurston Group will be terminated.

Item 7.   Material to be Filed as Exhibits

     The Distribution Agreement and the exhibits thereto will be filed as exhibits with the Form 8-K to be filed by the Issuer on or before August 15, 2000. The Distribution Agreement and the exhibits thereto are incorporated by reference herein.

     A Joint Filing Agreement between Haynes III, Thurston Group and Waveland is attached hereto as Exhibit A.

                                   SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


--------------------------------------------------------------------------------

Date      August 9, 2000
--------------------------------------------------------------------------------
THURSTON GROUP, INC.

Signature
/s/ Patrick J. Haynes, III
--------------------------------------------------------------------------------

Name/Title      Patrick J. Haynes, III, President
--------------------------------------------------------------------------------

Date      August 9, 2000
--------------------------------------------------------------------------------
WAVELAND, LLC

Signature
/s/ Patrick J. Haynes, III
--------------------------------------------------------------------------------

Name/Title      Patrick J. Haynes, III, Manager
--------------------------------------------------------------------------------

Date      August 9, 2000
--------------------------------------------------------------------------------

Signature
/s/ Patrick J. Haynes, III
--------------------------------------------------------------------------------

Name/Title      Patrick J. Haynes, III
--------------------------------------------------------------------------------

                                   EXHIBIT A

                            (Joint Filing Agreement)

                                  SCHEDULE 13D
                             JOINT FILING AGREEMENT

     This Agreement is dated as of August 9, 2000, by and between Patrick J. Haynes, III ("Haynes III"), Thurston Group, Inc., a Delaware corporation ("Thurston Group"), and Waveland, LLC, a Delaware limited liability company ("Waveland").

     WHEREAS, pursuant to paragraph (k)(1) of Rule 13d-1 promulgated under
Section 13d(1) of the Securities Exchange Act of 1934, as amended (the "Act"), the parties hereto have decided to satisfy their filing obligations under the Act by a single joint filing.

     NOW, THEREFORE, the undersigned do hereby agree as follows:

     1.   The Schedule 13D ("Schedule 13D") with respect to Avery
Communications, Inc., a Delaware corporation, to which this Agreement is attached as Exhibit A is filed on behalf of Haynes III, Thurston Group, and Waveland. Haynes III and Waveland hereby authorize Thurston Group to file the
Schedule 13D on their behalf.

     2. Each of Haynes III, Thurston Group and Waveland is responsible for the completeness and accuracy of the information concerning such person or entity contained therein; provided that each person or entity is not responsible for the completeness or accuracy of the information concerning any other person or entity making such filing.

     IN WITNESS WHEREOF, the undersigned hereunto set their hands as of the date first written above.


                                /s/ Patrick J. Haynes, III
                               -------------------------------------------------
                               Patrick J. Haynes, III


                               THURSTON GROUP, INC.


                            By: /s/ Patrick J. Haynes, III
                               -------------------------------------------------
                               Name: Patrick J. Haynes, III
                               Title: President


                               WAVELAND, LLC


                            By: /s/ Patrick J. Haynes, III
                               -------------------------------------------------
                               Name: Patrick J. Haynes, III
                               Title: Manager

                                       8